KW 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

13013934

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8- 53159

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement Plan Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105. W. Adams St., Suite 2175
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James T. O'Connor (573) 659-4443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Topel Forman LLC
(Name – *if individual, state last, first, middle name*)

500 N. Michigan Ave, 17th Floor (Address) Chicago (City) Illinois (State) 60611 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/9/13

OATH OR AFFIRMATION

I, James T. O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement Plan Advisors, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI
DEBRA MORGAN
My Commission Expires
October 22, 2016
Cole County
Commission #12407217

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Retirement Plan Advisors, Inc.

Independent Auditors' Report

We have audited the accompanying statements of financial condition of Retirement Plan Advisors, Inc. (the "Company") as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Plan Advisors, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Topel Forman, L.L.C

Certified Public Accountants

Chicago, Illinois
February 18, 2013

500 N. Michigan Avenue, Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
Cash	$ 70,479	$ 204,810
Commissions receivable	422,290	349,720
Due from RPA, LLC	29,221	4,593
Due from field reps	11,817	31,410
Prepaid expense	8,565	-
Note receivable	54,651	83,402
Intangible assets, net	99,141	149,375
TOTAL ASSETS	$ 696,164	$ 823,310
LIABILITIES AND STOCKHOLDERS' EQUITY		
Due to RPA, LLC	$ 227,891	$ 71,679
Accrued payroll liabilities	130,440	68,585
Accrued expenses	2,077	67
Income taxes payable	-	21,819
Deferred income taxes	-	110,800
Other liability	78,547	120,000
Total Liabilities	$ 438,955	$ 392,950
Stockholders' Equity	$ 257,209	$ 430,360
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 696,164	$ 823,310

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUES:		
Commission income	$ 2,824,192	$ 3,021,523
Consulting and service fees	379,780	383,288
Total Revenues	$ 3,203,972	$ 3,404,811
OPERATING EXPENSES:		
Administration/operations charges	$ 1,015,011	$ 1,429,563
Amortization	28,418	15,872
Bank charges	1,329	1,212
Compensation expense	11,646	22,588
Compliance fees	880	2,445
Computer technology charges	6,919	7,789
Insurance	211,792	187,288
Licenses and permits	18,621	23,800
Miscellaneous	5,077	1,315
Payroll wages	1,878,142	1,626,845
Payroll taxes	108,972	100,375
Payroll processing fees	1,804	1,784
Professional fees	86,880	70,025
Retirement plan contribution	57,681	48,393
Total Operating Expenses	$ 3,433,172	$ 3,539,294
Operating Loss	$ (229,200)	$ (134,483)
Other Income (Expense):		
Interest income	$ 5,351	$ 7,424
Interest expense	(1,145)	(2,945)
Net Other Income	$ 4,206	$ 4,479
Net Loss Before Income Tax Benefit	$ (224,994)	$ (130,004)
Income Tax Benefit	(122,547)	(4,098)
Net Loss	$ (102,447)	$ (125,906)

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011

	Stock	In Capital	Earnings	Stock	Equity
Balances at December 31, 2010, as Originally reported	$ 57,200	$ 31,263	$ 103,781	$ (116,700)	$ 75,544
Prior Period Adjustment	-	86,803	253,706	-	340,509
Balances at December 31, 2010, as restated	$ 57,200	$ 118,066	$ 357,487	$ (116,700)	$ 416,053
Net loss	-	-	(125,906)	-	(125,906)
Reissue Treasury Stock	56,126	(53,801)	(1,400)	116,700	117,625
Compensation Expense	-	22,588	-	-	22,588
Balances at December 31, 2011	$ 113,326	$ 86,853	$ 230,181	$ -	$ 430,360
Net loss	-	-	(102,447)	-	(102,447)
Purchase Treasury Stock	-	-	-	(82,350)	(82,350)
Compensation Expense	-	11,646	-	-	11,646
Balances at December 31, 2012	$ 113,326	$ 98,499	$ 127,734	$ (82,350)	$ 257,209

The Company has 1,000,000 authorized shares of no par value common stock, of which 99,000 and 100,000 were outstanding at December 31, 2012 and 2011, respectively.

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITES:		
Net Loss	$ (102,447)	$ (125,906)
Adjustments to reconcile net loss to net cash used by operating activites:		
Amortization	28,418	15,872
Compensation Expense	11,646	22,588
Deferred Income Taxes	(110,800)	(63,300)
(Increase) Decrease In:		
Commissions Receivable	(72,570)	132,269
Due from RPA, LLC	(24,628)	(345)
Due from Field Reps	19,593	(31,410)
Prepaid Expense	(8,565)	-
Increase (Decrease) In:		
Due to RPA, LLC	156,212	11,228
Accrued payroll liabilities	61,855	13,653
Accrued Expenses	2,010	10
Income Taxes Payable	(21,819)	8,669
NET CASH USED BY OPERATING ACTIVITIES	$ (61,095)	$ (16,672)
CASH FROM INVESTING ACTIVITIES:		
Principal payments received on notes receivable	$ 28,751	$ 27,078
CASH FROM FINANCING ACTIVITIES:		
Proceeds from reissuance of treasury stock	$ -	$ 117,625
Purchase of treasury stock	(82,350)	-
Payments made on other liability	(19,637)	-
	$ (101,987)	$ 117,625
NET INCREASE (DECREASE) IN CASH	$ (134,331)	$ 128,031
CASH BEGINNING OF YEAR	204,810	76,779
CASH END OF YEAR	$ 70,479	$ 204,810

(The accompanying notes to financial statements are an integral part of these statements.)

Supplemental Disclosure of Cash Flow Information

	2012	2011
Cash Paid During the Year For:		
Interest	$ 1,145	$ 2,945
Income taxes	$ 17,200	$ 55,733

Schedule of Noncash Investing Activities

	2012	2011
Intangible asset acquired through increase in other liability	$ -	$ 120,000
Purchase price adjustment to intangible asset and other liability	$ 21,816	$ -

(The accompanying notes to financial statements are an integral part of these statements.)

1. NATURE OF OPERATIONS:

Retirement Plan Advisors, Inc. (the Company or RPA, Inc.) is an introducing broker-dealer registered under the Securities Exchange Act of 1934 and is regulated by Financial Industry Regulatory Authority (FINRA). The Company is an Illinois Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Effective January 1, 2012, the Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S-Corporation. In lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is subject to state income taxes in Illinois.

During 2011 the Company was taxed as a regular corporation under the provisions of the Internal Revenue Code Sub Chapter C.

The Company recognizes and measures its unrecognized tax benefits as well as its unrecorded liability, if any, in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits as well as unrecorded tax liability is adjusted when new information is available, or when an event occurs that requires a change.

The Company files U.S. Federal and State of Illinois income tax returns. The Company is no longer subject to examination by U.S. Federal and state tax authorities for the years ended before December 31, 2009. There were no unrecognized tax positions as of December 31, 2012 or 2011. If applicable, the Company would recognize penalties and interest related to income taxes in income tax expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

DEFERRED INCOME TAXES

Deferred income taxes arose from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The principal sources of temporary differences were due to the Company preparing its tax return on the cash basis of accounting and presenting its financial statements on the accrual basis. In addition, intangible assets are amortized over different periods for book and tax purposes.

SECURITIES AND FEES

Securities transactions and fees are recorded on the trade date as transactions occur.

COMMISSION INCOME

Commission income is recognized when earned and is based on a percentage of assets under management.

COMMISSIONS RECEIVABLE

Commissions receivable, which represent commissions earned on assets under management but not yet received are unsecured, generally requiring payment within 30 days of the month or quarter end and are stated at the amounts calculated based on customer contracts. Interest is not charged for unpaid receivables. All commissions receivable are considered collectible as of December 31, 2012 and 2011, therefore the Company has not recorded an allowance for doubtful accounts.

PROPERTY AND EQUIPMENT

During 2012, the Company disposed of all property and equipment as it was fully depreciated and no longer in service. Property and Equipment were stated at cost and depreciated for financial reporting purposes using the straight-line method on the basis of estimated useful lives of the applicable asset. For income tax purposes the Company uses Internal Revenue Service's prescribed lives and accelerated methods. As of December 31, 2011 the total cost of property and equipment was $21,232 and accumulated depreciation was $21,232. There was no depreciation expense for the years ended December 31, 2012 and 2011.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

INTANGIBLES ASSETS AND AMORTIZATION

Intangible assets consist of purchased customer lists and are stated at cost and amortized for financial reporting purposes using the straight-line method over the estimated future periods to be benefited, generally five years. For income tax purposes the Company uses Internal Revenue Service prescribed lives. Following is a summary of the expected amortization expense for each of the next four years:

2013	$	29,509
2014		29,509
2015		25,395
2016		14,728
	$	99,141

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, but no less than annually. An impairment loss could be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses represent expenses incurred but not yet paid and generally require payment within 30 days of the month or quarter end.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's short term financial instruments consist of cash, receivables, and current liabilities. The carrying value of these short term instruments approximates their estimated fair values based on the instruments short term nature.

3. RELATED PARTIES:

The Company is affiliated with Retirement Plan Advisors, LLC (RPA, LLC) and Mexico Road Property, LLC by way of certain stockholders being members of the respective LLC's. During the year ended December 31, 2012 and 2011, the related companies shared certain operating and overhead costs such as legal, insurance, rent, utilities, and telephone, and provided management and consulting. The Company's share of these costs is reflected in the Statement of Operations. The following is a recap of the management and consulting fees for the year ended December 31, 2012 and 2011:

	2012	2011
Administration/Operations Charges from RPA, LLC	$1,015,011	$ 1,429,563
Consulting/Service Fees Billed and Paid by RPA, LLC	$233,205	$194,475

The Company owed $227,891 and $71,679 to RPA, LLC and RPA, LLC owed $29,221 and $4,593 to the Company at December 31, 2012 and 2011 respectively.

On January 1, 2012, the Company joined Continuity Partners Group, LLC ("CPG"). The Company's shareholders acquired 435,316 units in CPG. A portion of the purchase price was paid in exchange for the assignment by the Company of a percentage of practice-related sales to CPG. As a result of such assignment, the Company will receive services from CPG, and direct an agreed-upon percentage of revenues derived from Cambridge Investment Research Group ("CIR") to CPG. CPG and CIR are affiliated companies. The Company received commissions from CIR of $565,220 during the year ended December 31, 2012. CPG was not considered to be a related party for the year ended December 31, 2011.

4. RETIREMENT BENEFITS:

The Company has a defined contribution retirement plan (Simple-IRA) covering substantially all employees meeting certain eligibility provisions as defined by the Internal Revenue Code. Contributions to the plan are at the discretion of the Board of Directors. Contributions to the plan for eligible employees were $57,681 and $48,393 for the years ended December 31, 2012 and 2011 respectively.

5. CONCENTRATION OF CREDIT RISK:

The Company maintains its cash in various deposit accounts in a bank that is a high credit quality financial institution. The balances at times may exceed statutory insured limits. The Company has never experienced any losses in such accounts and, based on the size and reputation of the depository institution, believes it is not exposed to any significant credit risk on such cash balances.

6. DUE FROM FIELD REPS:

During 2011, the Company entered into new agreements with its field representatives in which the Company would incur certain expenses on behalf of the field representatives in return for reimbursement following each quarter end. As of December 31, 2012 and 2011, the amount due from field representatives was $11,817 and $31,410, respectively.

7. NOTES RECEIVABLE:

On October 1, 2010 the Company sold a financial services territory to one of its field representatives for $117,000. In addition, the Company agreed to finance this sale over four years at an annual interest rate of 6.0%, payable in 96 semi-monthly installments. As of December 31, 2012 and 2011, the outstanding balance was $54,651 and $83,402, respectively.

8. INTANGIBLE ASSETS AND OTHER LIABILITY:

On August 1, 2010, the Company purchased a financial services territory from one of its field representatives at a cost of $49,360. This was recorded as an intangible asset with an estimated useful life of five years for financial reporting purposes. As of December 31, 2012 and 2011, the accumulated amortization was $23,857 and $13,985, respectively.

On October 21, 2011, the Company purchased a financial services territory from an independent sales representative for approximately $120,000, subject to a final adjustment in 2012. The entire $120,000 was recorded as an intangible asset with an estimated useful life of five years for financial reporting purposes. As of December 31, 2011, the accumulated amortization was $6,000. The final purchase price was determined to be $98,184 in 2012, of which, $19,637 was paid in December 2012 and the remainder is payable in twelve equal quarterly installments of $6,546. The remaining balance due is presented as an other liability in the accompanying balance sheet. The intangible asset, accumulated amortization and other liability were adjusted in 2012 to reflect the final purchase price of $98,184. As of December 31, 2012, the accumulated amortization was $24,546.

9. INCOME TAX:

During 2011, the Internal Revenue Service completed its audit of the Company's 2008 federal income tax return. The final results of the audit determined that the Company owed an additional $34,703 in Federal Income Tax and $2,945 in associated interest. The Company further amended its state tax return which resulted in an additional $8,699 in Illinois State Income Tax. The Company's effective tax rate for the year ended December 31, 2011 is higher than the normal tax rate due to the additional assessments made as a result of the IRS audit.

The provisions for income taxes consist of the following components at December 31, 2012 and 2011:

	2012	2011
Federal		
Current	$ (7,707)	$ 9,500
Deferred	(80,800)	(58,300)
2008 IRS Audit	-	34,703
Total	$ (88,507)	$ (14,097)
State		
Current	$ (4,040)	$ 6,300
Deferred	(30,000)	(5,000)
2008 IRS Audit	-	8,699
Total	$ (34,040)	$ 9,999
Total Income Tax Benefit	$ (122,547)	$ (4,098)

As described in Note 2, the Company converted from a C-Corporation to an S-Corporation effective January 1, 2012. As a result of converting to an S-Corporation, the Company is no longer subject to federal income taxes. In addition, an S-Corporation in Illinois is subject to replacement taxes at a rate of 1.5% while C-Corporations are subject to state income taxes at a rate of 9.5%. The Company wrote off its deferred tax liabilities when it converted to an S-Corporation effective January 1, 2012.

9. INCOME TAX: (Continued)

The Company remains contingently liable for federal built-in gains ("BIG") tax based on certain net assets and liabilities the Company had on December 31, 2011 prior to converting to an S-Corporation. Payment of recognized built-in gains tax may be deferred if the Company does not have taxable income. As of December 31, 2012, the Company estimates its potential BIG tax liability to be $85,600. However, payment of this amount has been deferred based on taxable income for the year ended December 31, 2012. The Company does not expect to have taxable income in 2013, therefore, no liability for potential BIG tax has been recorded as of December 31, 2012. Actual payments for BIG tax may change in 2013 if the Company has taxable income.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following at December 31, 2012 and 2011:

	2012	2011
Deferred Tax Assets:		
Current Deferred Tax Assets	$ -	$ 34,300
Long-Term Deferred Tax Assets	-	3,300
Total Deferred Tax Assets	$ -	$ 37,600
Deferred Tax Liabilities:		
Current Deferred Tax Liabilities	$ -	$ 127,500
Long-Term Deferred Tax Liabilities	-	20,900
Total Deferred Tax Liabilities	$ -	$ 148,400
Net Deferred Tax Liabilities	$ -	$ 110,800

10. STOCK OPTIONS AND EQUITY TRANSACTIONS:

The Company has elected to use the calculated value method to account for the options issued in 2009. The Company issued stock options for 5,000 shares on September 1, 2009 to be exercised at varying prices starting at $50 per share. The stock options expire on December 31, 2019. Using the Black-Scholes option pricing model, management has determined that the options issued in 2009 have a calculated value of $25.21 per share. Total compensation cost associated with these options is $126,071 and will be recognized over the service period that began on the grant date (one to five years). Compensation cost recognized for the years ended December, 31, 2012 and 2011 amounted to $11,646 and $22,588, respectively.

11. STOCK OPTIONS AND EQUITY TRANSACTIONS: (Continued)

The assumptions used and weighted average calculated value of options are as follows for the year ended December 31, 2012 and 2011:

Risk-free interest rate		3.26%
Expected volatility		40.0%
Expected life in years		10
Service period in years		5
Weighted average calculated value of options granted	$	25.21

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2012 and 2011:

	Options		Weighted Average Exercise Price
Options outstanding, beginning of year 2011	5,000	$	62.50
Granted	-		
Exercised	(2,000)	$	51.25
Options outstanding, end of year 2011	3,000	$	70.00
Granted	-		
Exercised	-		-
Options outstanding, end of year 2012	3,000	$	70.00

At December 31, 2012, options for 1,000 shares at an exercise price of $65 and for 500 shares at an exercise price of $55 were vested and exercisable. These options have a remaining contractual term of seven years. Compensation cost of $5,034 has not been recognized on nonvested awards. The weighted average period over which it is expected to be recognized is 1.1 years.

On March 3, 2011, options were exercised for 1,500 shares at a price of $50 per share and options for 500 shares at a price of $55 per share. The Company received $102,500 from employees upon exercise of the options. As of December 31, 2012, options remain for 3,000 shares.

In addition, on March 3, 2011, the Company issued 275 shares out of treasury stock for $15,125.

On March 14, 2012, the Company purchased 1,000 shares of treasury stock for $82,350.

11. STOCK OPTIONS AND EQUITY TRANSACTIONS: (Continued)

On March 13, 2012, two majority stockholders sold shares of stock to existing stockholders and one registered representative who is supervised by the Company.

12. PRIOR PERIOD ADJUSTMENT:

During 2011 it was discovered that previously recorded revenues and expenses were understated. In addition certain errors in reporting stock options were also discovered. Accordingly, an entry was made to increase revenues and expenses by a net of $439,721 and increase additional paid in capital by $86,803. A corresponding entry was made to increase retained earnings by $253,706 (net of related income tax expenses of $186,015).

13. NET CAPITAL REQUIREMENTS:

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change daily. As of December 31, 2012 and 2011, the Company had net capital of approximately $83,034 and $276,973 and net capital requirements of approximately $29,264 and $18,810, respectively. The net capital rule may effectively restrict the withdrawal of stockholders' equity.

14. STOCK REPURCHASE:

As noted in Note 2, the Company converted to an S-Corporation effective January 1, 2012. In connection with converting to an S-Corporation, the Company created a new shareholders agreement with its existing shareholders. Based on terms of the new agreement, in certain cases, the Company is required to repurchase shares of company stock from the shareholders. The purchase price is determined at the time the shareholder sells the stock back to the Company based on terms contained in the agreement.

15. SUBSEQUENT EVENTS:

Management has evaluated subsequent events through February 18, 2013, the date of which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 Under the Securities Exchange Act of 1934

Board of Directors
Retirement Plan Advisors, Inc.:

We have audited the financial statements of Retirement Plan Advisors, Inc. as of and for the years ended December 31, 2012 and 2011, and have issued our report thereon dated February 18, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Topel Forman, L.L.C

Topel Forman, LLC
Chicago, Illinois
February 18, 2013

500 N. Michigan Avenue, Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

Date: 1/25/13 9:25 AM
Status: Accepted

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

RETIREMENT PLAN ADVISORS, INC. as of 12/31/12

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 257,208	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			257,208	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 257,208	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 174,174	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(174,174)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 83,034	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 83,034	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/25/13 9:25 AM
Status: Accepted

BROKER OR DEALER

RETIREMENT PLAN ADVISORS, INC. as of 12/31/12

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	29,264	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	29,264	3760
14. Excess net capital (line 10 less 13)	$	53,770	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	39,139	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	438,955	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	438,955	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	528.64	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

RETIREMENT PLAN ADVISORS, INC.
RECONCILIATION OF NET CAPITAL AS REPORTED IN THE COMPANY'S UNAUDITED FOCUS REPORT TO THE COMPUTATION HEREIN
DECEMBER 31, 2012

Net Capital as reported by the Company's unaudited FOCUS Report-Part IIA Filing	$	83,034
Audit adjustments		-
Net Capital as reported herein	$	83,034

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/25/13 9:25 AM
Status: Accepted

BROKER OR DEALER

RETIREMENT PLAN ADVISORS, INC. as of 12/31/12

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) . . . . $ X [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

__________ [4335] __________ [4570]

D. (k) (3) - Exempted by order of the Commission . . . . [4580]

Independent Auditors' Report on Internal Control

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Retirement Plan Advisors, Inc.

In planning and performing our audit of the financial statements of Retirement Plan Advisors, Inc. (the "Company"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

500 N. Michigan Avenue, Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

The Company, because of its size and limited personnel, is unable to maintain adequate separation of the various accounting functions. However, management informs us there is close supervision of the accounting records on a daily basis, thus mitigating the lack of separation of functions. In view of this supervision, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Topel Forman, L.L.C

Topel Forman LLC
Chicago, Illinois
February 18, 2013